

November 12, 2014

Via E-mail
Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

  Re: Wowo Limited
    Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
    Submitted October 24, 2014
    CIK No. 0001527762

Dear Mr. Xu:

  We have reviewed your amended confidential draft registration statement and have the following comments. References to prior comments are to those in our letter dated September 4, 2014.

Prospectus Summary

Our Strategy, page 5

1. We note your response to prior comment 12. Please revise the summary section to include the same information regarding the availability and take up rate of the WoWo Merchant App that was added to page 117 of the prospectus.

Our Corporate Structure, page 7

2. We note that the technical support agreements between Wowo Shijie and each of Beijing WoWo Tuan and Kai Yi Shi Dai are referred to in the exhibit index as Amended and Restated Exclusive Consulting and Service Agreements. When referring to the agreements in the prospectus, please use the same terminology as is used in the exhibit index.

Dilution, page 61

3. Please refer to prior comment 21. We note that you removed the measure of net tangible book value from your disclosure in addition to removing your measure of net tangible liabilities. Please revise your disclosures to present the net tangible book value measures required by Item 506 of Regulation S-K, or tell us why you believe these disclosures are no longer applicable.

4.   Please revise your tabular disclosure to include the impact of the conversion of the related party payables into common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 75

5.   We note you provide information regarding the cumulative number of customers that have made at least one purchase since inception of your business and that you believe this metric helps you understand the activity rate of your subscribers. Please explain further why you believe this information is meaningful to your investors and how this metric relates to your results of operations. For example, based on your description, it appears the cumulative number of customers is a metric that is always going to increase and does not factor in currently active or inactive customers. Similar concerns apply to your metric regarding the cumulative number of repeat customers. Please advise.

Number of Merchant Clients, page 75

6.   We note your response to prior comment 24 and reissue the comment. In addition to the total number of your merchant clients, please disclose the number of merchant clients that have opened a storefront in your WoWo Mall but do not participate in your group buy/flash sale channel, the number that only participate in your group buy/flash sale channel and the number that have opened a storefront and participate in your group buy/flash sale channel. Alternatively, explain to us why this information is not meaningful to investors.

Number of Online Stores, page 75

7.   It appears that the number of online stores in your WoWo Mall decreased from 79,731 stores in 2013 to 71,905 in the six months ended June 30, 2014. Please disclose the reason for this decrease.

Number of merchants paying storefront fees, page 75

8.   Please explain the term "KTV" that appears in this section.

Critical Accounting Policies

Revenue Recognition, page 81

9.   We note your disclosure revisions in response to prior comment 26 including the names of the relevant laws affecting your deferred revenues, but the impact of those laws on your revenue recognition remains unclear. Please revise your disclosure to provide a brief discussion of the impact these laws have on your ability to recognize revenue. Please also address the following:

- Discuss whether the coupon purchasers have the right indefinitely to request a refund or whether this period is limited;
- Discuss why you believe the possibility of the initiation of a customer claim becomes remote after three years. In this regard, please discuss the specific data you consider when making this judgment and provide a discussion of how accurate this estimate has been in the past; and
- Describe the types of events that would cause you not to recognize this revenue in the future.

Industry Overview, page 104

10.   We note your response to prior comment 32. Please file a consent from iResearch as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act. Also, please revise your reference to iResearch on page 1 of the prospectus summary to disclose that you commissioned a report from that entity.

Management

Directors and Executive Officers, page 139

11.   We note your response to prior comment 33 and the disclosure under footnote 1 to the director and executive officer table on page 139. Please revise the footnote to indicate, if true, that Ms. Chen was appointed to the company's board of directors by CDH Barley Limited pursuant to its preferred rights as a holder of the company's preferred shares.

Principal Shareholders, page 147

12.   We note your response to prior comment 35 and your statement that Ms. Chen does not have the sole power to direct the voting or disposition of the securities or receive their economic benefit. General Instruction F to Form 20-F defines beneficial owner as any person who "has or shares the underlying benefits of ownership" including "the power to direct the voting or the disposition of the securities." If Ms. Chen shares the power to direct the voting or disposition of the securities, she is a beneficial owner and cannot disclaim beneficial ownership. Accordingly, please delete the disclaimers in footnotes 2 and 5 or further advise.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

13.   We note your operational return and refund policy to your customers if they are not satisfied with the goods or services after redemption. Please tell us your accounting policy related to the returns/refunds, including whether you estimate the return/refund

when the coupon is purchased or redeemed. Please also provide us with a rollforward of the activity related to these returns/refunds for each year presented.

14. Please refer to prior comment 42. We note your response and revised disclosure. Please address the following:
   - Revise to disclose that you recognize revenue related to unredeemed amounts on a gross basis;
   - Revise to disclose specifically whether or not the sold coupons remain indefinitely refundable;
   - Revise to disclose how much revenue related to unredeemed amounts was recognized due to the passage of the three year timeframe for each year presented; and
   - Tell us whether you estimate a reserve for redemption demands beyond the three year period and if so, revise your filing to disclose the methodology used to determine those amounts. If not, tell us why not.

Advance to Suppliers, page F-18

15. We note your disclosure revisions in response to prior comment 43. Please clarify where the expense related to the allowance for doubtful advance to suppliers is classified in your income statements. As part of your response, please clarify whether these amounts are classified as a reduction of the related recognized revenue, similar to a sales incentive arrangement, or alternatively as a cost of sale. Refer to ASC 605-50-45-1.

Note 16. Related Party Balances and Transactions, page F-42

16. Please refer to prior comment 48. Please address the following:
   - Revise your filing to disclose the contractual repayment terms of these loans, both here and on page F-73. Separately quantify the amounts due on demand as a result of their overdue status and the amounts due within 90 days. Refer to ASC 850-10-50-1(d).
   - Please also revise your disclosures beginning on page 95 to discuss this potential use of cash, including the impact on your operations if Maodong exercises his contractual rights to demand repayment.

Additional Information – Financial Statement Schedule I, page F-46

17. Please refer to prior comment 51. We note your response that you are obligated to provide further financial support to your equity method investees and as such, have recorded a "liability in subsidiaries". Please tell us whether you have any other assets related to or investments in these subsidiaries, such as "amounts due from subsidiaries" on your balance sheet. If so, please tell us how you considered the guidance in paragraphs 23-26 of ASC 323-10-35 when determining that the presentation of "liabilities in subsidiaries" is appropriate. Please also provide the disclosures required by ASC 323-10-50-3(a) or tell us why you believe they are not applicable.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Julian Lin, Esq.
        Jones Day